UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Comprehensive Care Corporation

File No. 001-09927 - CF#26001

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Comprehensive Care Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form10-Q filed on November 15, 2010, as amended.

Based on representations by Comprehensive Care Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.21   through September 18, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel